Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 21

DATED MARCH 14, 2008

TO THE PROSPECTUS DATED AUGUST 1, 2007

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 21 supplements our prospectus dated August 1, 2007, as previously supplemented by Supplement No. 17 dated January 22, 2008, Supplement No. 18 dated February 7, 2008, Supplement No. 19 dated February 12, 2008 and Supplement No. 20 dated March 3, 2008.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “Prospectus Summary” and “Plan of Distribution,” as described below.  You should read this Supplement No. 21 together with our prospectus dated August 1, 2007 and the foregoing supplements thereto.  Unless otherwise defined in this Supplement No. 21, capitalized terms used in this Supplement No. 21 have the same meanings as set forth in the prospectus and each of the foregoing supplements thereto.

Prospectus Summary

The following subsection has been added to the prospectus directly below the heading “Prospectus Summary – Terms of the Offering,” which begins on page 11 of the prospectus.

Status of the Offering

During the month ended January 31, 2008, we sold approximately 16.1 million shares in our “best efforts” offering, generating approximately $160.5 million in gross offering proceeds.  During the month ended February 29, 2008, we sold approximately 16.8 million shares in our “best efforts” offering, generating approximately $168.0 million in gross offering proceeds.

PLAN OF DISTRIBUTION

The following information is inserted at the end of the “Plan of Distribution” section on page 251 of our prospectus.

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of March 6, 2008.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the initial offering:	469,598,762	4,695,987,620	493,078,705	4,202,908,915

Shares sold in the follow-on offering:	117,028,676	1,170,286,760	122,880,110	1,047,406,650

Shares sold pursuant to our distribution reinvestment plan in the initial offering:	9,720,991	92,349,415	-	92,349,415

Shares sold pursuant to our distribution reinvestment plan in the follow-on offering:	9,908,529	94,131,025	-	94,131,025

Shares repurchased pursuant to our share repurchase program:	(1,899,075)	(17,576,939)	-	(17,576,939)

	604,377,883	$6,035,377,881	$615,958,815	$5,419,419,066

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.